

March 4, 2014

Kirk A. Benson
Chief Executive Officer
Headwaters Incorporated
10701 South River Front Parkway, Suite 300
South Jordan, UT 84095

> **Re: Headwaters Incorporated**
> **Registration Statement on Form S-4**
> **Filed February 5, 2014**
> **File No. 333-193756**

Dear Mr. Benson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that we will not take action to accelerate the effectiveness of the above-captioned registration statement until you resolve outstanding comments on your Form 10-K for the fiscal year ended December 31, 2013. The staff's comments on your Form 10-K were issued under separate cover via letter dated March 4, 2014.

2. Please provide written confirmation that the exchange offer will be open for a full 20 business days to ensure compliance with Rule 14e-1(a) under the Exchange Act. It appears from disclosure on the outside front cover page and throughout the registration statement that the exchange offer could be open for less than the required 20 business days because the exchange offer expires at 5:00 p.m. instead of midnight on what may be the twentieth business day after it begins. See Q&A 8 in Release No. 34-16623.

Forward-Looking Statements, page i

3. Since the exchange offering is a tender offer, you are not eligible to rely on the safe harbor provision. See Section 27(A)(b)(2)(C) of the Securities Act. Please delete the phrase "within the meaning of the Private Securities Litigation Reform Act of 1995." Alternatively, revise the disclosure to make clear that the safe harbor is not available.

Market Share, Ranking and Similar Information, page ii

4. We note the disclaimer that market share, ranking, and similar information in the prospectus and estimates and beliefs based on that data in the prospectus may not be reliable. Since you may not disclaim responsibility for information that you have chosen to include in the prospectus, please delete the disclaimer or provide an enhanced description of the manner in which you are cautioning investors.

Incorporation of Documents by Reference, page 81

5. Besides incorporating by reference documents filed under the Exchange Act "between the date of this prospectus and the expiration date," please include a statement that you are also incorporating by reference documents filed under the Exchange Act after the date of the initial registration statement and before the registration statement's effectiveness. For guidance you may wish to refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Exhibits 5.1 - 5.6

6. Please refer to Section II.B.1.e of Staff Legal Bulletin No 19 (CF) and advise us as to whether Pillsbury Winthrop Shaw Pittman LLP is seeking to proceed in accordance with footnote 21 of the Bulletin.

7. Refer to (iv)(A) in the fourth paragraph of the opinion filed as Exhibit 5.3 concerning "the execution, delivery and performance of the 2013 Indenture and the transactions contemplated therein" and to (d) in the seventh paragraph of the opinion filed as Exhibit 5.6 concerning "the authorization, execution and delivery by each party of each transaction document related to the 2013 Indenture executed and delivered or to be executed and delivered by such party." It is inappropriate to include in an opinion assumptions that are overly broad, that "assume away" the relevant issue, or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please revise. For guidance you may wish to refer to Section II.B.3.a. of SLB 19.

8. Refer to the last paragraph of the opinion filed as Exhibit 5.3 and to the penultimate paragraph of the opinion filed as Exhibit 5.6. We note the "only" and "solely" limitation language on reliance. Please delete the word "only" in the opinion filed as Exhibit 5.3

and the word "solely" in the opinion filed as Exhibit 5.6. For guidance you may wish to refer to Section II.B.3.d. of SLB 19.

9. Please delete the statement in the third paragraph of Exhibit 5.6 that "[t] his opinion letter has been prepared and is to be construed in accordance with Report on Third-Party Legal Opinion Customary Practice in Florida, dated December 3, 2011, which is incorporated by reference into this opinion letter."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Edward M. Kelly, Staff Attorney, at 202-202-3728 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay E. Ingram

Jay E. Ingram
Legal Branch Chief